September 13, 2010

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-3628 Attention: H. Christopher Owings Assistant Director

Re:
iGambit, Inc. (File No. 000-53862) (the “Company”)
Amendment No. 1 to Registration Statement on Form 10 - filed 6/11/10 (“Form 10”)
Annual Report on Form 10-K for the FYE 12/31/09 - filed 6/15/10 (“Form 10-K”)
Quarterly Report on Form 10-Q for the Quarter Ended 3/31/10 - filed 6/17/10 (Form 10-Q”)

Dear Mr. Owings:

The purpose of this letter is to provide the Company’s responses to the July 1, 2010 Comment Letter (the “2nd Comment Letter”) to Mr. John Salerno, Chief Executive Officer of iGambit, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the 2nd Comment Letter.  For your convenience, we have restated the comments from the 2nd Comment Letter below followed by the Company’s responses.

General

COMMENT 1.
We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel's letter to us dated June 11, 2010. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	Attached hereto is a letter from the Company, on Company letterhead, executed by the Chief Executive Officer of the Company, acknowledging the three bullet points set forth above.

Amendment No. 1 to Registration Statement On Form 10

COMMENT 2.
Please apply all comments relating to the Form 10 to your Form 10-K for the fiscal year ended December 31, 2009, filed on June 15, 2010, and your Form 10-Q for the fiscal period ended March 31, 2010, filed on June 17, 2010, as applicable.

Response:	The Company will file an amendment to the Form 10-K and an amendment to the Form 10-Q applying all comments relating to the Form 10, as applicable.

COMMENT 3.	We note your response to comment two in our letter dated January 28, 2010. Please revise your disclosure to describe the following:

•
The steps taken by management to increase revenue share payments and "leverage its business experience and knowledge through other opportunities in the technology market" since the sale of your online business in February 2006.

•	The manner in which management is "working to expand the operations of [your] subsidiary and is seeking other synergistic opportunities."

•	The components of your business plan in greater detail.

Response:
The Company has re-written the “HISTORY” section and the “OUR COMPANY” section of the Form 10 to more clearly and expansively describe the main components of the Company’s business plan.  Specifically, the Company has: (i) moved the Quarterly Revenue Share Payment - Annual Increase Payment Table to a new subsection under “OUR COMPANY” titled “DDC Revenue Share Payments and Annual Increase Payments”, and has disclosed in that section the steps taken by management to increase said payments by leveraging managements’ business experience, knowledge, and contacts in the technology market.; (ii) provided additional disclosure of how management is working to expand the operations of the Company’s subsidiary under the subsection titled “Our Partner Company – Gotham Photo Company”; and (iii) expanded the general description of the Company’s business plan under the section titled “Our Strategy to Grow the Company” to more specifically describe the processes we work through in evaluating target companies.

Item 1. Business, page 3

Our Company, page 5

Our Partner Company – Gotham Photo Company, page 7

Products and Services, page 7

COMMENT 4.
We note your response to comment seven in our letter dated January 28, 2010. Please revise your disclosure to indicate generally the portion of your clients that take advantage of EXPO on a per unit basis, as an add-on to photography services or on a subscription basis.

Response:
We have revised our disclosure in the “Products and Services” section of the Form 10 to provide that currently, approximately 19% of our clients utilize EXPO, of which 24% do so on a per unit basis, 48% do so as an add-on to photography services, and 28% do so on a subscription basis.

COMMENT 5.
We note your statement that you have "large `master accounts' with large firms such as Prudential Douglas Elliman and Halstead." If applicable, please discuss your dependence on a single customer or a few customers, the loss of any one or more of which would have a material adverse effect on your business. Refer to Item 101(c)(vii) of Regulation S-K. Also if applicable, please consider whether risk factor disclosure or disclosure under Item 601(b)(10)(ii)(B) of Regulation S-K is appropriate with respect to this issue.

Response:
We have added a “Customers” section to the Form 10, in which we provide that 5 of our customers constitute approximately 61% of our consolidated revenues, and have included an additional risk factor with respect to same.  We do not believe that additional disclosure under Item 601(b)(10)(ii)(B) is warranted, based on the approximate percentages of revenues generated from each of the 6 customers set forth above.

Competitive Comparison, page 7

COMMENT 6.
We note your response to comment eight in our letter dated January 28, 2010. Please furnish us with support for the statement made in the last sentence of this section that a majority of your competitors "either don't seem to employ similar measures in their full screen product offerings or do so on a more limited basis," or label such statement as the opinion of management.

Response:	We have revised the last sentence of the “Competitive Comparison” section of the Form 10 to label such statement as the opinion of management.

COMMENT 7.
In addition, we note that you deleted your discussion of Team5. However, Team5 continues to be featured on your website as one of the two companies in your portfolio. Please tell us why it is appropriate for you to exclude disclosure regarding Team5 when, it appears to be one of your two primary technologies or holdings.

Response:
Team 5 is a tradename that was acquired by the Company when it acquired the assets of Jekyll Island Ventures, Inc.  The tradename was used by Jekyll with respect to certain product/service offerings in NYC for approximately 10 years prior to closing.  As such, the tradename has some value.  The Company currently uses the tradename in connection with certain non-core product/service offerings in NYC, which products/services are not material to the overall operations of the Company.

Item 1A. Risk Factors, page 8

COMMENT 8.
We note your response to comment 11 in our letter dated January 28, 2010. However, it appears as though you have not made the requested change to your disclosure, Accordingly, we re-issue that comment.

Response:	We have deleted second sentence of the introductory paragraph of the “Risk Factors” section of the Form 10.

Item 2. Financial Information, page 12

Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008

COMMENT 9.
The fiscal 2009 general and administrative expenses disclosed in your discussion total $617,898 while total fiscal 2009 general and administrative expenses were $861,512. Please discuss the remaining fiscal 2009 general and administrative expenses.

Response:
We have revised the fiscal 2009 “General and Administrative Expenses” subsection in the Form 10 to correct the amount of each subcategory of expenses under the general and administrative expenses line item.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

COMMENT 10.	Please expand your disclosure to discuss the causes for any material changes in your results of operations from period to period.

Response:
We have expanded our disclosure under the “Management’s Discussion and Analysis” section of the Form 10 to discuss the causes for any material changes in our results of operations from period to period.

Liquidity and Capital Resources, page 15

COMMENT 11.
We note your response to comment 16 in our letter dated January 28, 2010 and reissue a portion of our comment. Please provide a discussion and analysis of your cash flows from operating, investing and financing activities for the periods covered by the financial statements. This discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes Please refer to the Instructions to Item 303(A) of Regulation S-K and SEC Release 33-8350 for guidance on this matter.

Response:
We have updated the “Liquidity and Capital Resources” section of the Form 10 and revised it to include subsections titled “Cash Flow Activity” and “Supplemental Cash Flow Activity”, in which we focus on material changes in our cash flows and the reasons underlying those changes.

Item 5. Directors and Executive Officers, page 16

COMMENT 12.
We note your response to comment 17 in our letter dated January 28, 2010, as well as your revised disclosure that Mr. Dempster currently is the Chairman of Tran-Leisure Corp. Please revise your disclosure to state the date from which Mr. Dempster has served in this capacity. Please also revise your disclosure to state briefly the type of business in which each of Interpharm Holdings, Inc. and Authentidate Holding Corp. is engaged. In addition, please revise your disclosure to identify the SPAC of which Mr. Waters was the CFO. Finally, please disclose Mr. Waters' employment since 2008 or confirm to us that there is no such employment information to disclose.

Response:
We have revised the “Directors and Executive Officers” section of the Form 10 to state the date from which Mr. Dempster has served as the Chairman of Tran-Leisure Corp., to state briefly the type of business in which Interpharm Holdings, Inc., and Authentidate Holding Corp. is engaged, to identify the SPAC of which Mr. Waters was the CFO, and to disclose Mr. Waters’ employment since 2008.

COMMENT 13.	Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in such capacity. Refer to Item 401(e)(1) of Regulation S-K.

Response:
We have expanded the disclosure in the “Directors and Executive Officers” section of the Form 10 to include the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in such capacity.

COMMENT 14.	Please describe the board leadership structure, and disclose the board's role in risk oversight. Refer to Item 407(h) of Regulation S-K.

Response:
We have added a “Board Structure; Board’s Role in Risk Management” subsection to the “Board Independence and Committees” section of the Form 10, in which we describe the board leadership structure and disclose the board’s role in risk oversight.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 21

COMMENT 15.
We note your response to comment 21 in our letter dated January 28, 2010, which indicates that you issued warrants to purchase 2,310,000 shares of common stock to two consultants. However, your disclosure in this section indicates that you issued these warrants to five consultants. Please revise or advise. In addition, please also disclose the issuance of these warrants in Item 10 of your filing.

Response:
We have revised the disclosure in the “Equity Compensation Plan Information” section of the Form 10 to provide that the warrants in question were issued to 3 consultants. The current disclosure in the Item 10 section of the Form 10 accurately reflects the foregoing.

Item 10. Recent Sales of Unregistered Securities, page 22

COMMENT 16.
We note your response to comment 22 in our letter dated January 28, 2010. For each issuance of securities, please ensure that you disclose all of the information required by Item 701 of Regulation S-K, including the names or class of persons to whom the securities were sold, the offering price of the securities or, if issued otherwise than for cash, the nature of the transaction and the nature and aggregate amount of consideration received by the registrant, and the terms, fair values and reason for issuance of any options and warrants. In addition, please either confirm that the issuances of options and common stock to Mr. Salerno and Ms. Luqman in 2007 were made more than three years ago or disclose them here.

Response:
We have revised the disclosure in the “Recent Sales of Unregistered Securities” section of the Form 10, to provide additional detail regarding the securities issuances set forth therein, as requested.  The designated issuances to Mr. Salerno and Ms. Luqman were effected more than 3 years ago.

Item 15. Financial Statements and Exhibits, page 24

COMMENT 17.
We reviewed your response to comment 23 in our letter dated January 28, 2010. The test set forth in Rule 8-04(b)(3) of Regulation S-X is applicable to your fact pattern. Please note that it is the Staff's position that if the registrant and/or the acquired business reported a pretax loss, the absolute value should be used when calculating significance. Please provide us with the significance test performed pursuant to this Rule. To the extent applicable, please amend to include the Jekyll Island Ventures, Inc. financial statements and pro forma financial information required by Rule 8-04 and 8-05 of Regulation S-X.

Response:
We are in the process of having the Jekyll Island Ventures, Inc. financial statements and pro forma financial information required by Rule 8-04 and 8-05 of Regulation S-X prepared, and will incorporate said financial statements into the requisite filings via amendment upon completion.

Report of Independent Registered Public Accountant, page F-1

COMMENT 18.
In future audit reports, please have your auditor revise the first sentence in the second paragraph of the audit report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board. Refer to PCAOB Auditing Standard No. 1.

Response:
In future audit reports, we will have our auditor revise the first sentence in the second paragraph of the audit report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board.

Annual Financial Statements, page F-2

Consolidated Statements of Cash flows, page F-5

COMMENT 19.
Please explain why "Assets of acquired business" are presented as an adjustment to reconcile net income to net cash provided by operating activities since such adjustment would appear to represent a non-cash investing activity and such adjustment had no impact on net income.

Response:	We have revised our statement of cash flows for the year ended December 31, 2009, to reflect the following changes:

*
Assets of acquired business of $73,974 was removed as an adjustment to reconcile net income to net cash provided by operating activities and included in the supplemental disclosures of cash flow information as a non-cash investing activity.

*	Write off of fixed assets (from acquired business) of $2,993 was included as an adjustment to reconcile net income to net cash provided by operating activities.
*	Changes in the account balance of accounts receivable was changed from a use of cash of $56,743 to a source of cash of $10,215.
*	Changes in the account balance of prepaid expenses was changed from a use of cash of $8,838 to a use of cash of $4,815.

COMMENT 20.	Please explain to us the nature of the net cash provided by discontinued operating activities and tell us why your presentation complies with FASB ASC 230.

Response:	The nature of the net cash provided by discontinued operating activities is as follows:

Deferred income taxes                                                                 $377,808

Changes in asset and liability account balances:

Accounts receivable                                                                     (347,123)

Accrued interest receivable                                                              (1,020)

Net cash provided by discontinued operating activities              $  29,665

Our presentation is in compliance with FASB ASC 230, as we have chosen to report separately operating cash flows of discontinued operations, although not required under FASB ASC 230-10-45-24.

Notes to Consolidated Financial Statements, page F-6

COMMENT 21.
Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards, such as SFAS 123(R) and SFAS 109, accordingly.

Response:	We have revised Footnotes 3, 5, and 7 to replace references to SFAS 123(R) and SFAS 109 with the appropriate FASB Accounting Standards Codifications.

Note 1. Organization and Basis of Presentation, page F-6

Business Acquisition, page F-6

COMMENT 22.
Please explain in detail how your accounting for the purchase of Jekyll Island Ventures, Inc. complies with FASB ASC 805. Please include reference to the specific authoritative literature relied upon. Also explain how you determined the fair value of the common shares and options issued. If you used the common stock price as of the date of the last sale of common stock, please tell us the date of the last sale of common stock and explain why such sale represents the best estimate of the common stock fair value considering business activities subsequent to such sale.

Response:
We obtained control of Jekyll Island Ventures, Inc. by issuing equity interests in accordance with FASB ASC 805-10-55-2.  The assets acquired (namely: cash, accounts receivable, fixed assets, and the resulting goodwill) constitute a business in accordance with FASB ASC 805-10-25-1.

The common stock price as of the date of the last sale of common stock was used to determine the fair value of the common shares issued and the Black-Scholes pricing model was used to determine the fair value of the options issued.  The date of the last sale of common stock used to value the common shares and options issued is October 24, 2005.  Such sale represents the best estimate of the common stock fair value, as the Company did not have, at the time, any revenues from continuing operations, and only had net income from discontinued operations of contingency payments received from Digi-Data Corporation.  In addition, the operations of the acquired business have resulted in net losses through June 30, 2010.

COMMENT 23.	To the extent you revise your financial statements in response to the comment directly above, please reconsider the disclosure requirements in FASB ASC 805.

Response:	Our financial statements have not been revised in response to Comment 22, therefore the disclosure requirements in FASB ASC 805 do not apply.

COMMENT 24.
Please present the pro forma statements of operations through December 31, 2009 and December 31, 2008. Refer to FASB ASC 805-10-50-2h. To the extent you revise your purchase accounting as a result of the comment above, please also reconsider the need or appropriateness of your pro forma adjustments.

Response:	We have revised Footnote 1 to include a table of the pro forma statements of operations through December 31, 2009. We have not revised our purchase accounting as a result of the comment above.

Note 2. Discontinued Operations, page F-8

Restricted Cash, page F-9

COMMENT 25.
We reviewed your response to comment 27 in our letter dated January 28, 2010. Please tell us when the cash received for the quarterly contingency payments which is placed in an escrow account to hold funds for contingent liabilities is recognized as income from discontinued operations referencing the authoritative GAAP literature that supports the timing of the income recognition. In addition, please explain the nature of the contingent liabilities for which the escrowed amounts can be applied. Also explain the relationship between the escrowed amounts and the prepaid contingency activity discussed under the Prepaid Contingency subheading of Note 2.

Response:
The cash received from Digi-Data Corporation which is placed in an escrow account is recognized in the gain on sale calculation in accordance with FASB 141R, which states that contingent consideration will be recorded at its fair value at the acquisition date.

Contingent liabilities are for any unasserted claims against the assets sold to Digi-Data Corporation that might arise during the (5) year term of the Digi-Data Corporation contingency payments. As per the payment terms, during the last two years of the term a maximum of $150,000 of the Company’s cash may be held in Escrow.  The $150,000 balance is schedule to be released upon the end of the term, February 26, 2011.  No claims have arisen over the past 4 years and 5 months and there are only 7 months remaining on the term.  Management is not aware of any unasserted claims.

None of the prepaid contingency payments were held in Escrow and there is no relationship between the funds held in Escrow and the prepaid contingency payments.  The cash related to the 25% of the quarterly contingency payments applied to the prepaid contingency balance was retained by Digi-Data Corporation.

Note 3. Summary of Significant Accounting Policies, page F-10

Accounts Receivable, page F-10

COMMENT 26.
Please tell us if the $65,000 bad debt charge relates to a receivable balance from Digi-Data Corporation or sales from the fourth quarter of 2009 and how the bad debt charge is presented in your consolidated statements of income and cash flows.

Response:
The bad debt charge of $65,000 relates to sales from the fourth quarter of 2009 as well as accounts receivable balances acquired from Jekyll Island Ventures, Inc. that management considered uncollectible subsequent to the acquisition. The bad debt charge is included in general and administrative expenses in the statement of income, and is included in net income in the statement of cash flows.

Note 5. Stock Based Compensation, page F-12

COMMENT 27.
We reviewed your response to comment 35 in our letter dated January 28, 2010 and we understand that you use the price per share of the last sale of common stock as the per share fair value in the Black-Scholes pricing model. Please tell us the date of the last sale of common stock used to value each stock option and warrant grant and explain why such sale represents the best estimate of the common stock fair value considering business activities subsequent to such sale.

Response:
The date of the last sale of common stock used to value each stock option and warrant grant is October 24, 2005. Such sale represents the best estimate of the common stock fair value, as the Company did not have, at the time, any revenues from continuing operations, and only had net income from discontinued operations of contingency payments received from Digi-Data Corporation.  In addition, the operations of the acquired business have resulted in net losses through June 30, 2010.

COMMENT 28.
Please explain why using the historical stock volatility of your common stock as a basis for your volatility assumptions provides a reasonable expected volatility of your share price. Also explain your consideration of using a calculated value. Refer to FASB ASC 718-10-30-20.

Response:
The calculated value method was used as the basis for the volatility assumptions, using the average daily closing return values of the computer services industry subsector with a small market capitalization for the five years immediately before the initial option grant of May 1, 2006.  Footnote 5 has been revised, as follows, to omit the erroneous reference of using the historical stock volatility as a basis for our volatility assumptions, and to read as follows: “The calculated value method using the historical volatility of the Computer Services industry is used as the basis for the volatility assumption.”

COMMENT 29.
We reviewed your response to comment 35 in our letter dated January 28, 2010. It appears that the measurement dates used for the warrants granted to the securities broker firm and securities law firm were the issuance dates of May 26, 2009 and June 1, 2009. If not, please advise. If so, please explain why such measurement dates comply with FASB ASC 505-50-30-11 and 505-50-30-12 discussing the sufficiently large disincentives for nonperformance that support a performance commitment on the issuance date.

Response:
The measurement dates used comply with FASB ASC 505-50-30-11 and 505-50-30-12, as the securities broker firm agreement expired in May 2010 and the securities law firm agreement will expire upon completion of the Form 10 filing, at which dates the fair value of the Company’s common stock was and will continue to be $.10 per share.

Note 7. Income Taxes, page F-14

COMMENT 30.
Please describe to us the nature of the discontinued operations deferred tax expenses and explain why you have not disclosed any deferred tax liabilities from discontinued operations in accordance with FASB ASC 740-10-50-6.

Response:
The discontinued operations deferred tax expenses relate solely to net operating loss carryforwards that were fully utilized in 2009.  The Company had no deferred tax liabilities during the periods presented.

COMMENT 31.
We reviewed your revised disclosures in response to comment 27 in our letter dated January 28, 2010. The reported amount of income tax expense attributable to continuing operations for fiscal 2009 and 2008 does not appear to be 39.5% of the loss from continuing operations before income tax benefit. Please revise your reconciliation or advise. Refer to FASB ASC 740-10-50-12. Please also tell why your intraperiod tax allocation complies with FASB ASC 740-20-45.

Response:	Permanent differences of $88,833 and $82,478 were factored into calculating the income tax benefit attributable to continuing operations for fiscal 2009 and 2008, respectively.

Our intraperiod tax allocation complies with FASB ASC 740-20-45 because we allocated the total income tax expense and benefit to loss from continuing operations and to income from discontinued operations.

Exhibits

COMMENT 32.
We note your response to comment 43 in our letter dated January 28, 2010. However, it continues to appear as though you have not filed all exhibits, attachments and schedules to the material agreements that you have filed as exhibits. As examples only, we note that you have not filed the exhibits to the Newbridge Consulting Agreement listed as Exhibit 10.2 in your exhibit index or to the Employment Agreement listed as Exhibit 10.3 in your exhibit index. Accordingly, we re-issue that comment. In addition, with respect to Exhibits 2.1 and 2.2, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.

Response:
We have filed all exhibits, attachments and schedules to each material agreement included as exhibits to the Form 10.  Any exhibit, attachment or schedule referenced in the exhibits filed with the Form 10 that are not included with the exhibits to the Form 10 were never completed or attached to said exhibits at the time of execution. Further, we hereby agree that we will furnish the SEC with any omitted schedules or exhibits to Exhibit 2.1 and Exhibit 2.2 to the Form 10 upon receipt of a request for same from the SEC.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

COMMENT 33.	Please provide the disclosure required by Item 407(e)(4) and (e)(5) of Regulation S-K.

Response:	The disclosure required by Item 407(e)(4) and (e)(5) is not required, pursuant to Item 407(g), in that the Company is a smaller reporting company.

Item 9A(T). Controls and Procedures, page 14

COMMENT 34.
We note your statement that you "believe that, as of December 31, 2009, [y]our internal control over financial reporting is effective." It does not appear that you have reached a conclusion that these internal controls over financial reporting are effective. Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.

Response:	We will revise future filings to address our conclusions regarding the effectiveness of our internal controls over financial reporting.

Item 10. Directors, Executive Officers and Corporate Governance, page 16

Code of Ethics, page 17

COMMENT 35.
Please disclose why you have not adopted a Code of Ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Refer to Item 406 of Regulation S-K.

Response:
We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  A copy of the Code of Ethics is attached as an exhibit to the Amendment No. 1 to our Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K/A”).

Item 11. Executive Compensation, page 17

COMMENT 36.	Please provide the disclosure required by Item 402(r) of Regulation S K.

Response:	We have inserted in the Form 10 and the Form 10-K the disclosure required by Item 402(r) of Regulation SK.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 18

COMMENT 37.	Please explain the differences between the tables setting forth information with respect to your equity compensation plans in your Form 10 and Form 10-K, or revise as appropriate.

Response:
We have deleted the Equity Compensation Plan disclosure included in Item 12 of the Form 10-K.  The remaining Equity Compensation Plan disclosure in the Form 10-K is the same as that contained in the Form 10.

Signatures, page 22

COMMENT 38.	Please revise your signature page to include the signature of your chief accounting officer. Refer to Form 10-K.

Response:	We have revised the signature page of the Form 10-K to include the signature of our Chief Accounting Officer.

Form 10-Q for the Fiscal Period Ended March 31, 2010

COMMENT 39.
Please revise the certifications filed as Exhibit 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. Specifically, please include the parenthetical appearing in Section 4(d) of the certifications.

Response:	We have revised the certifications filed as Exhibit 31.1. and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

By:  /s/ Clint J. Gage

Cleveland Toledo Akron Columbus Cincinnati Washington, D.C. Tallahassee Orlando Fort Myers Naples Fort Lauderdale www.ralaw.com

IGAMBIT, INC.
1600 Calebs Path Extension, Suite 114
Hauppauge, New York 11788

September 13, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:                      H. Christopher Owings, Assistant Director

Re:	iGambit, Inc. (File No. 000-53862) (the “Company”)

Dear Mr. Owings:

Please accept this letter as the Company’s acknowledgement of the following facts in connection with its filings with the United States Securities and Exchange Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

IGAMBIT, INC.

By:             /s/           John Salerno
John Salerno
Chief Executive Officer